UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*

Affirm Holdings, Inc.
(Name of Issuer)

Class A Common Stock, $0.00001 par value per share
(Title of Class of Securities)

00827B106
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00827B106	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Shopify Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 20,297,594
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 20,297,594
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,297,594
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3%
12	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.
(a)	Name of Issuer:

Affirm Holdings, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

650 California Street, San Francisco, California 94108

Item 2.
(a)	Name of Person Filing:

This Schedule 13G is filed by Shopify Inc. (the “Reporting Person”).

(b)	Address of Principal Business Office, or if none, Residence:

The principal business address of Shopify Inc. is 151 O’Connor Street, Ground Floor, Ottawa, Ontario, Canada K2P 2L8.

(c)	Citizenship:

Shopify Inc. is a company organized in Ontario, Canada.

(d)	Title of Class of Securities:

Class A common stock, $0.00001 par value per share (“Class A Common Stock”)

(e)	CUSIP Number:

00827B106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)	Amount beneficially owned:

As of December 31, 2021, the Reporting Person is deemed to beneficially own 20,297,594 shares of Class A Common Stock consisting of: (i) 10,148,797 shares of Class A Common Stock directly held by it, and (ii) 10,148,797 shares of the Issuer’s Class B common stock, $0.00001 par value per share (“Class B Common Stock”), directly held by it, which is convertible into 10,148,797 shares of Class A Common Stock.

(b)	Percent of class:

The Reporting Person may be deemed to be the beneficial owner of the percentage of Class A Common Stock listed on such Reporting Person’s cover page. Calculations of the percentage of shares beneficially owned is based on 218,344,112 shares of Class A Common Stock outstanding, consisting of: (i) 208,195,315 shares of Class A Common Stock outstanding as of November 3, 2021, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on November 15, 2021, and (ii) the 10,148,797 shares of Class A Common Stock issuable upon conversion of the 10,148,797 shares of Class B Common Stock held by the Reporting Person.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See cover page hereof.

(ii) Shared power to vote or to direct the vote:

See cover page hereof.

(iii) Sole power to dispose or to direct the disposition of:

See cover page hereof.

(iv) Shared power to dispose or to direct the disposition of:

See cover page hereof.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 10, 2022

SHOPIFY INC.

By:	/s/ Jessica Hertz
Name:	Jessica Hertz
Title:	General Counsel and Corporate Secretary